EXHIBIT 99.1


                          HEALTHCARE TECHNOLOGIES LTD.
                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on May 29, 2005, at 10:30 AM (Israel time), the Special General Meeting (the "MEETING") of the shareholders of Healthcare Technologies Ltd. (the "COMPANY" or "HEALTHCARE") will be held at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel for the following purpose:

Approval of the terms of the Share Transfer Agreement between Gamida For Life B.V. and the Company with respect to the Company's holdings in Procognia Ltd.

Shareholders of record at the close of business on April 27, 2005 are entitled to notice of and to participate in and vote at the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.

By Order of the Board of Directors,


Daniel Kropf
Chairman of the Board of Directors
April 29, 2005

                          HEALTHCARE TECHNOLOGIES LTD.

                          ----------------------------
                                 PROXY STATEMENT
                          ----------------------------

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                                  MAY 29, 2005



This Proxy Statement is being furnished to the shareholders of Healthcare Technologies Ltd., an Israeli company ("HEALTHCARE" or the "COMPANY"), in connection with the solicitation of proxies by the board of directors of Healthcare (the "BOARD OF DIRECTORS"), for use at the Special General Meeting of the Company's Shareholders to be held on May 29, 2005, and any adjournment thereof (the "MEETING"). This Proxy Statement and the accompanying form of proxy are being mailed to shareholders of Healthcare on or about April 29, 2005.

The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

VOTING

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, he can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

The Meeting will be held on May 29, 2005, at 10:30 AM (Israel time), at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone +972-3-927-7227).

RECORD DATE; SHARES ENTITLED TO VOTE

Record Shareholders of Healthcare at the close of business on April 27, 2005 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting.

At the Record Date, 7,703,982 Ordinary Shares, nominal value NIS 0.04 per share (the "ORDINARY SHARES"), of Healthcare were outstanding and entitled to vote at the Meeting. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to June 5, 2005, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

VOTE REQUIRED

The resolution on Proposal No. 1 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a "personal interest" (as such term is defined below) (a "PERSONAL INTEREST") in the resolution exceeds one percent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an "ORDINARY ONE-THIRD DISINTERESTED SHAREHOLDER MAJORITY").

"Personal interest" is defined in the Israel Companies Law, 1999 (the "COMPANIES LAW") as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and
(ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of April 1, 2005, all shareholders known to the Company to own beneficially more than 5% of the Company's Ordinary Shares. As of April 1, 2005, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares of the Company, other than as detailed below:


                                         Number of Ordinary       Percentage of Ordinary Shares
Name and Address                            Shares Owned             Owned Outstanding (1)
----------------                            ------------             ---------------------
Gamida For Life B.V.(2)(3)                  4,944,745                64%
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands

----------

          (1) Based on 7,703,982 Ordinary Shares outstanding on April 1, 2005.

          (2) Gamida For Life B.V. ("GAMIDA") is the principal holding company of the Gamida group (formerly: the Eryphile Group) which engages in the research, development, production and distribution of products and services for health care in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria.

          (3) Mr. Daniel Kropf, who serves as Chairman of the Board of Directors is the controlling shareholder of the parent company of Gamida.

                 MATTERS RELATING TO THE SPECIAL GENERAL MEETING
          At the Meeting, the shareholders will be asked to vote on the following proposal:


                                 PROPOSAL NO. 1
  APPROVAL OF TERMS OF SHARE TRANSFER AGREEMENT BETWEEN GAMIDA AND THE COMPANY

     On March 31, 2005, the Company announced that its Board of Directors and Audit Committee had approved the sale of all the Company's shares in Procognia Ltd. ("PROCOGNIA") to the Company's principal shareholder, Gamida For Life B.V. ("GAMIDA"). The Company has about a 4% equity interest in Procognia, which has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics. The predecessor company of Procognia was originally a subsidiary of the Company, but through a series of transactions has been reduced to a passive investment. Despite being only about a 4% equity investee of the Company and although the Company does not have any financial liabilities in respect of its investment in Procognia, under Generally Accepted Accounting Principles in the U.S. the Company is required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in Procognia.

On April 15, 2005, the Company announced that it received notice from The Nasdaq Stock Market ("NASDAQ") indicating that based on the Company's Form 6-K for the period ended December 31, 2004, the Company's stockholders' equity was $1,921,000, and accordingly the Company is not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq set forth in Marketplace Rule 4320(e)(2)(B). Therefore, the Nasdaq Staff is reviewing the Company's eligibility for continued listing on Nasdaq.

As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida , which, if and when completed, would result in an increase in stockholder's equity of approximately $4.8 million. The increase is a result of deconsolidation of Procognia's accumulated losses from the Company's balance sheet.

On April 20, 2005, the Company entered into a share transfer agreement with Gamida, the Company's controlling shareholder (the "AGREEMENT"). The Agreement was approved by the Company's Audit Committee and Board of Directors in April 2005 and is subject to shareholders approval as described below. The following are the terms of the Agreement that the shareholders are being asked to vote on in this proposal:

     1. Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the Company (the "PROCOGNIA SHARES").

     2. Upon the occurrence of any of the following events, Gamida shall make one additional payment to the Company as further described below:

          a. In the event an asset purchase agreement (the "ASSET PURCHASE AGREEMENT") is executed by and among Immvarx, Inc. ("IMMVARX"), Gamida and the Company, and Immvarx consummates a tender offer as contemplated therein (the "TENDER OFFER"), Gamida shall pay the Company $420,000.

          b. In the event the Asset Purchase Agreement is not executed or in the event it is executed but Immvarx's option to execute the Tender Offer expires before consummation thereof, Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "POST-TENDER OFFER CONSIDERATION") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Post Tender-Offer Consideration.

          c.   Notwithstanding the above events, in the event:

               i. Gamida, within one year of the execution date of the Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the "SALE"); and

               ii.  the Sale occurs prior to the consummation of the Tender
                    Offer,

          Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "PRE-TENDER OFFER CONSIDERATION") up to $420,000, plus, if any, 80% of the remaining Pre-Tender Offer Consideration.

     The consideration of $430,000, i.e. the value of the Procognia Shares, was determined by an independent valuator.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution at the Meeting:

          "RESOLVED THAT THE TERMS OF THE SHARE TRANSFER AGREEMENT DATED APRIL 20, 2005 AND THE TRANSACTIONS CONTEMPLATED THEREBY, AS DESCRIBED IN THE PROXY STATEMENT, DATED APRIL 29, 2005, DISTRIBUTED TO THE SHAREHOLDERS OF THE COMPANY, ARE HEREBY APPROVED."

The ratification and approval by the shareholders for the above resolution requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined above in this proxy statement).

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined above in this proxy statement) in connection with this resolution as a condition for his or her vote to be counted with respect to this resolution. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this resolution, his or her vote with respect to this resolution will be disqualified.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.


                                   ----------

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.


                             ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), as applicable to foreign private issuers. Accordingly, The Company files reports and other information with the SEC. Shareholders may read and copy any document it files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which the Company will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at WWW.SEC.GOV and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.


As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, the Company's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.


By order of the Board of Directors,

Daniel Kropf
Chairman of the Board of Directors
April 29, 2005